EXHIBIT 99.1

MANAGEMENT’S DISCUSSION AND ANALYSIS

OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following management’s discussion and analysis (MD&A) of our financial condition and results of operations was prepared by Management with information available as at August 9, 2017 and should be read in conjunction with our unaudited interim condensed consolidated financial statements for the three and six-month periods ended June 30, 2017 and notes thereto, as well as our audited consolidated financial statement for the year ended December 31, 2016 and notes thereto, which have been prepared in accordance with International Financial Reporting Standards (IFRS). You should also refer to management’s discussion and analysis of our financial condition and results of operations for the fiscal year ended December 31, 2016, which information is contained in our final prospectus dated August 1, 2017. These documents and additional information regarding Clementia are available on our website at www.clementiapharma.com, or at www.sec.gov.

Except as otherwise indicated, “Clementia”, the “Company”, “we”, “us” and “our” refer to Clementia Pharmaceuticals Inc. and its subsidiary, Clementia Pharmaceuticals USA Inc.

All amounts are presented in United States dollars unless otherwise indicated.

On August 2, 2017, the Company completed its initial public offering (IPO) and issued 8 million common shares at $15 per share for total gross proceeds of $120 million. Morgan Stanley & Co. LLC and Leerink Partners LLC acted as book-running managers for the offering with Wedbush Securities Inc. and BTIG, LLC acting as co-managers. The Company has granted its underwriters a 30-day option to purchase an additional 1.2 million common shares at the IPO price. The Company’s common shares are now listed and traded on the Nasdaq Global Select Market under the symbol CMTA.

This MD&A contains forward-looking statements that involve risks and uncertainties, such as statements regarding our plans, objectives, expectations, intentions, and projections. Our actual results could differ materially from those discussed in these forward-looking statements. Refer to “Forward-looking statements” below.

Overview

We are a clinical stage biopharmaceutical company that is developing disease-modifying treatments for patients suffering from debilitating bone and other diseases with high unmet medical need. Our lead product candidate, palovarotene, is an oral small molecule that has shown potent activity in preventing abnormal new bone formation as well as fibrosis in a variety of tissues. We are developing palovarotene for the treatment of Fibrodysplasia Ossificans Progressiva (FOP) and Multiple Osteochondroma (MO).

Our most advanced program is palovarotene for the treatment of FOP. In July 2014, the FDA granted Orphan Drug Designation for palovarotene as a treatment for FOP and in November 2014, we received Fast Track Designation. Also, in July 2017 we received Breakthrough Therapy Designation from the FDA for the prevention of heterotopic ossification (HO) in patients with FOP. We expect to initiate a registration trial of palovarotene in FOP in 2017 and we are also developing a protocol for another clinical trial in FOP. The registration trial is the Phase 3 MOVE trial for the treatment of FOP in adults and children, which will enroll up to 80 patients who will be treated chronically with palovarotene and with increased doses during flare-ups. The second is a trial which aims to determine if palovarotene can inhibit new HO formation after surgical excision of HO. We expect to report data from the MOVE trial in 2020 with an interim read-out in 2019.

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We are also developing palovarotene for the treatment of MO. Following the completion of our pre-clinical proof-of-concept studies showing that palovarotene inhibits the number of osteochondromas expressed in animal models of MO, and based on our knowledge of the safety and tolerability profile of palovarotene and our pre-clinical animal model data, we are planning to initiate a placebo-controlled Phase 2/3 study of palovarotene in MO this year. We expect to report data for this trial in 2020 with a potential interim read-out in 2019.

We also believe that RARγ agonists have great potential as inhibitors of bone morphogenetic protein (BMP) signaling in other indications. There are several other potential large indications for the prevention of HO, such as ankylosing spondylitis, a type of arthritis associated with BMP signaling, which represents a high unmet medical need. Other indications, such as those characterized by excessive fibrosis or scarring, are also potential target indications for RARγ agonists. As a result, we have conducted pre-clinical proof-of-concept studies in dry eye disease that show an eye drop formulation of palovarotene can potently increase tear production and decrease corneal damage. Following the completion of these studies, we have initiated IND-enabling toxicity studies of an ophthalmologic formulation in order to begin Phase 1 and 2 clinical trials in dry eye disease in 2018. We are also focused on developing our RARγ agonist platform beyond palovarotene for larger, related disease markets, such as in ankylosing spondylitis or trauma-induced HO. As part of this development process, we recently licensed a number of second generation RARγ agonists from Galderma. On the basis of our scientific know-how and other clinical and commercial insights, a number of indications have been prioritized for animal model proof-of-concept studies in 2017 and 2018. Should these studies be successful, we plan to initiate the pre-IND activities necessary to initiate clinical trials in these new indications.

Since our inception in November 2010, we have devoted substantially all of our resources to organizing and staffing our Company, business planning, raising capital, developing our product candidates, preparing and conducting clinical studies of our product candidates, providing general and administrative support for these operations and protecting our intellectual property. We have funded our operations primarily through issuances of redeemable convertible preferred shares and to a lesser extent, the issuance of convertible notes and common shares. From our inception through June 30, 2017, we have received gross proceeds of $102.8 million from such transactions, of which $102.2 million was in the form of gross proceeds from the sale of preferred shares, $0.5 million was in the form of gross proceeds from the sale of convertible notes and $0.1 million was in the form of gross proceeds from the sale of common shares. As at June 30, 2017 we had cash and short-term investments of $36.6 million.

We are a development stage company and have not generated any revenue. We have incurred net losses since our inception and as of June 30, 2017, we had an accumulated deficit of $214.1 million. Substantially all of our net losses have resulted from non-cash charges incurred in connection with the accounting of our preferred shares and embedded derivatives, as well as research and development activities and general and administrative costs associated with our operations.

We expect to incur significant expenses and increasing operating losses for the foreseeable future. We expect our expenses will increase substantially in connection with our ongoing activities, particularly as we advance clinical development of palovarotene by conducting clinical trials; continue research and development efforts to support clinical development of additional RARγ agonist candidates; continue to engage contract manufacturing organizations (CMOs) to manufacture our clinical study materials and to develop large-scale manufacturing capabilities; seek regulatory approval for our product candidates; add personnel to support our product development and future commercialization; add operational, financial and management information systems; maintain, leverage and expand our intellectual property portfolio; and operate as a public company.

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We do not expect to generate revenue from product sales unless and until we successfully complete development and obtain regulatory approval for palovarotene or any other product candidate, which we expect will take a number of years and is subject to significant uncertainty. If we obtain regulatory approval for any of our product candidates, we expect to incur significant commercialization expenses related to product sales, marketing, manufacturing, and distribution. As a result, we may need additional financing to support our continuing operations. Until such time that we can generate significant revenue from product sales, if ever, we expect to finance our operations through a combination of public or private equity or debt financings or other sources, which may include collaborations with third parties. Arrangements with collaborators or others may require us to relinquish rights to certain of our technologies or product candidates. Adequate additional financing may not be available to us on acceptable terms, or at all. Our inability to raise capital as and when needed would have a negative impact on our financial condition and our ability to pursue our business strategy.

Financial Operations Overview

Revenue

We have not generated any revenues from product sales since our inception and do not expect to generate any revenues from the sale of products in the near future. If our development efforts result in clinical success and regulatory approval or collaboration agreements with third parties for our product candidates, we may generate revenue from those product candidates.

Research and development expenses

Research and development expenses consist primarily of costs associated with our product research and development efforts, and predominantly include:

•	personnel costs, including salaries, benefits, bonuses, stock-based compensation expense and related travel for employees engaged in scientific research and development functions;

•	expenses incurred under agreements with contract research organizations, or CROs and investigative sites that conduct our non-clinical studies and clinical trials;
•	expenses associated with manufacturing clinical study materials and developing external manufacturing capabilities;
•	costs of outside consultants, including their fees and related travel expenses;
•	other expenses related to our non-clinical studies and expenses related to our regulatory activities; and
•	payments made under our third-party licensing agreements.

Research and development costs are generally expensed as incurred unless they meet specific criteria for recognition as internally-generated intangible assets as per IFRS. We have not recognized any internally-generated intangible asset to date.

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Costs for certain development activities are recognized based on an evaluation of the progress to completion of specific tasks using information and data provided to us by our vendors and our clinical sites.

We have been focused on developing palovarotene, our product candidate for the treatment of patients with FOP and MO. Our research and development expenses consist principally of external costs, such as start-up fees paid to investigators, consultants, central laboratories and CROs in connection with our clinical and non-clinical studies, and costs related to acquiring and manufacturing clinical study materials. We do not allocate personnel-related costs, depreciation or other indirect costs to specific programs, as they are deployed across various projects under development and, as such, are separately classified as personnel and other expenses.

The following table summarizes our research and development expenses by program:

	Three-month periods ended June 30,		Six-month periods ended June 30,
	2017	2016	2017	2016
	(in thousands)
Palovarotene for FOP research and development expenses	$4,436	$2,507	$6,508	$5,173
Palovarotene for MO research and development expenses	185	36	220	86
Palovarotene for ocular research and development expenses	186	53	188	114
Other research and development expenses	104	2	280	143
Total direct research and development expenses	4,911	2,598	7,196	5,516

Personnel-related costs	1,142	587	1,923	1,215
Facility and other expenses	280	200	621	323
Total personnel, facility and other expenses	1,422	787	2,544	1,538

Total research and development expenses	$6,333	$3,385	$9,740	$7,054

Research and development activities are central to our business. Product candidates in later stages of clinical development generally have higher development costs than those in earlier stages of clinical development, primarily due to the increased size and duration of later-stage clinical trials. From inception through June 30, 2017, we incurred $50.8 million in research and development expenses. We expect that our research and development expenses will continue to increase in the foreseeable future as we pursue later stages of clinical development of our product candidates.

We cannot determine with certainty the duration and completion costs of the current or future clinical studies of our product candidates or if, when, or to what extent we will generate revenues from the commercialization and sale of any of our product candidates that obtain regulatory approval. We may never succeed in achieving regulatory approval for any of our product candidates. The duration, costs, and timing of clinical studies and development of our product candidates will depend on a variety of factors, including:

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•	the scope, rate of progress, and expense of our ongoing clinical studies as well as any additional clinical studies and other research and development activities;
•	future clinical study results;
•	uncertainties in clinical study enrollment rate or design;
•	significant and changing government regulation; and
•	the timing and receipt of any regulatory approvals.

A change in the outcome of any of these variables with respect to the development of a product candidate could mean a significant change in the costs and timing associated with the development of that product candidate. For example, if the FDA, or another regulatory authority were to require us to conduct clinical studies beyond those that we currently anticipate will be required for the completion of clinical development of a product candidate or if we experience significant delays in enrollment in any of our clinical studies, significant additional time and financial resources could be required for the completion of clinical development.

General and administrative expenses

General and administrative expenses consist primarily of personnel costs, including salaries, related benefits, bonuses, stock-based compensation and travel expenses for our executive, finance, business and corporate development and other administrative functions. General and administrative expenses also include facilities and other expenses, including rent, depreciation, maintenance of facilities, information technology infrastructure and security, insurance and supplies; and professional fees for accounting, tax and legal services, including legal expenses to pursue patent protection of our intellectual property.

We anticipate that our general and administrative expenses will increase in the future as we increase our headcount to support the expected growth in our continued research and development activities and the potential commercialization of our product candidates. We also anticipate increased expenses related to audit, legal, regulatory, and tax-related services associated with maintaining compliance with our exchange listing on The Nasdaq Global Select Market and SEC requirements, director and officer insurance premiums, and investor relations costs. Additionally, if and when we believe a regulatory approval of palovarotene or any other product candidate appears likely, we anticipate an increase in personnel and related expenses as a result of our preparation for commercial operations, especially as it relates to the sales and marketing of palovarotene or any other product candidate.

Interest income and financial expenses (income)

Interest income consists of interest earned on our cash and short-term investments. Our interest income has not been significant due to current interest rates earned on invested funds. We anticipate that our interest income will increase in the future primarily due to the net proceeds from our IPO.

Financial expenses (income) consist mainly of losses on the re-measurement of embedded derivatives at fair value at each reporting date, accretion expense and foreign exchange gains and losses. Accretion expense consists of accreted interest expense on our outstanding Class A, Class B and Class C redeemable convertible preferred shares to bring the debt components of our preferred shares back to their face value over time. Our IPO, which was successfully completed subsequent to June 30, 2017, resulted in the conversion of all classes of our preferred shares into common shares and as such, gains or losses on the re-measurement of embedded derivatives at fair value and accretion expense will cease in the third quarter of 2017. Foreign exchange gains and losses consist of the realized and unrealized net gains and losses from holding cash and short-term investments in foreign currency and foreign currency-denominated other current assets and accounts payable.

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Results of Operations

Comparison of the three-months ended June 30, 2017 and 2016

The following table summarizes our results of operations for the three-months ended June 30, 2017 and 2016:

Three-month periods ended June 30,	2017	2016	Increase (decrease)
	(in thousands)
Expenses:
Research and development expenses	$6,333	$3,385	$2,948
Investment tax credits	(71)	(28)	(43)
	6,262	3,357	2,905
General and administrative expenses	2,393	788	1,605
Interest income	(107)	(112)	5
Financial expenses (income)	14,678	(2,626)	17,304
Income tax expense	98	40	58
Net loss and comprehensive loss	$(23,324)	$(1,447)	$(21,877)

Research and development expenses

Research and development expenses were $6.3 million for the three-month period ended June 30, 2017, compared to $3.4 million for the three-month period ended June 30, 2016. The $2.9 million increase was primarily due to activities related to completion of the Phase 2 clinical trial in FOP, commencement of manufacturing and start-up clinical activities for our Phase 3 clinical trial in FOP, higher share-based compensation expense as a result of options granted in 2017 and higher personnel costs due to increasing headcount as we prepare for additional clinical trials.

General and administrative expenses

General and administrative expenses were $2.4 million for the three-month period ended June 30, 2017, compared to $0.8 million for the three-month period ended June 30, 2016. The increase of $1.6 million in expenses is primarily due to a $0.7 million increase in financing costs associated with our IPO, a $0.4 million increase in share-based compensation expense as a result of options granted in the second quarter of 2017, a $0.2 million increase in personnel costs in preparation for operating as a public company, as well as a $0.3 million increase in other general and administrative support activities.

Interest income

Interest income remained stable at $0.1 million for the three-month period ended June 30, 2017, compared to $0.1 million for the three-month period ended June 30, 2016.

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Financial expenses (income)

Financial expenses were $14.7 million for the three-month period ended June 30, 2017, compared to financial income of $2.6 million for the three-month period ended June 30, 2016. The $17.3 million increase in financial expenses is primarily due to an increase in non-cash losses on the re-measurement at fair value of the embedded derivative in our preferred shares in the second quarter of 2017 as compared to the second quarter of 2016. With the successful completion of our IPO subsequent to June 30, 2017, all classes of our preferred shares have been converted into common shares and, as such, gains or losses on the re-measurement of embedded derivatives at fair value and accretion expense will be eliminated in subsequent periods.

Comparison of the six-months ended June 30, 2017 and 2016

The following table summarizes our results of operations for the six-month periods ended June 30, 2017 and 2016:

Six-month periods ended June 30,	2017	2016	Increase (decrease)
	(in thousands)
Expenses:
Research and development expenses	$9,740	$7,054	$2,686
Investment tax credits	(120)	(75)	(45)
	9,620	6,979	2,641
General and administrative expenses	4,062	1,868	2,194
Interest income	(188)	(215)	27
Financial expenses (income)	51,025	(1,194)	52,219
Income tax expense	142	73	69
Net loss and comprehensive loss	$(64,661)	$(7,511)	$(57,150)

Research and development expenses

Research and development expenses were $9.7 million for the six-month period ended June 30, 2017, compared to $7.1 million for the six-month period ended June 30, 2016. The $2.7 million increase is due to activities related to completion of Phase 2, start-up activities for our Phase 3 clinical trial in FOP, higher share-based compensation expense as a result of options granted in 2017 and higher personnel costs due to increasing headcount as we prepare for additional clinical trials.

General and administrative expenses

General and administrative expenses were $4.1 million for the six-month period ended June 30, 2017, compared to $1.9 million for the six-month period ended June 30, 2016. The increase of $2.2 million in expenses is primarily due to a $1.1 million increase in financing costs associated with our IPO, a $0.4 million increase in share-based compensation expense as a result of options granted in the second quarter of 2017, as well as a $0.7 million increase in other general and administrative support activities.

Interest income

Interest income remained stable at $0.2 million for the six-month period ended June 30, 2017, compared to $0.2 million for the six-month period ended June 30, 2016.

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Financial expenses

Financial expenses were $51.0 million for the six-month period ended June 30, 2017, compared to financial income of $1.2 million for the six-month period ended June 30, 2016. The $52.2 million increase in financial expenses is primarily due to an increase in non-cash losses on the re-measurement at fair value of the embedded derivative in our preferred shares in the second quarter of 2017 as compared to the same period in 2016. With the successful completion of our IPO subsequent to June 30, 2017, all classes of our preferred shares have been converted into common shares and, as such, gains or losses on the re-measurement of embedded derivatives at fair value and accretion expense will be eliminated in subsequent periods.

Liquidity and Capital Resources

Sources of liquidity

We have funded our operations principally from the issuance of common shares, preferred shares and convertible notes to purchase common shares. In addition, we have recorded investment tax credits of $0.7 million since inception. As of June 30, 2017, we had cash and short-term investments of $36.6 million. Cash in excess of immediate working capital requirements is invested in accordance with our investment policy, primarily with a view to liquidity and capital preservation. Currently, our short-term investments are held in guaranteed investment certificates with a Canadian chartered bank.

The Company is not subject to any externally imposed restrictions, covenants or capital requirements and has no arranged sources of financing.

Cash flows

Comparison of the three-month periods ended June 30, 2017 and 2016

The following table sets forth the primary sources and uses of cash for each of the periods set forth below:

Three-month periods ended June 30,	2017	2016	Increase (decrease)
	(in thousands)
Net cash provided by (used in)
Operating activities	$(6,201)	$(4,310)	$(1,891)
Investing activities	(5,969)	17	(5,986)
Financing activities	6	-	6
Net decrease in cash	$(12,164)	$(4,293)	$(7,871)

Operating activities

The increase in cash used in operating activities for the three-month period ended June 30, 2017, compared to the three-month period ended June 30, 2016, is due to an increase in general and administrative expenses related to the IPO and an increase in research and development activities for on-going clinical activities.

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During the three-month period ended June 30, 2017, operating activities used $6.2 million in cash, primarily resulting from our research and development and general and administrative expenses, as well as cash used for changes in working capital. The significant items accounting for the change in working capital include an increase in accounts payable and accrued liabilities, as well as increases in deferred financing costs and in other current assets.

During the three-month period ended June 30, 2016, operating activities used $4.3 million in cash, primarily resulting from research and development and general and administrative expenses, as well as cash used for changes in working capital. The significant items accounting for the change in working capital include a decrease in accounts payable and accrued liabilities, as well as decreases in investment tax credits and prepaid expenses.

Investing activities

Net cash used in investing activities primarily consists of acquisition and maturity of short-term investments, in-licensing of intellectual property and purchases of fixed assets.

During the three-month period ended June 30, 2017, investing activities used $5.0 million in cash for acquisition of short-term investments and $1.0 million for in-licensing of intellectual property. Net cash provided by investment activities in the three-month period ended June 30, 2016 was marginal.

Financing activities

Net cash provided by financing activities was marginal in the three-month period ended June 30, 2017. During the three-month period ended on June 30, 2016, we had no net cash provided by financing activities.

Comparison of the six-month periods ended June 30, 2017 and 2016

The following table sets forth the primary sources and uses of cash for each of the periods set forth below:

Six-month periods ended June 30,	2017	2016	Increase (decrease)
	(in thousands)
Net cash provided by (used in)
Operating activities	$(12,139)	$(9,955)	$(2,184)
Investing activities	4,355	(39,989)	44,344
Financing activities	9,902	-	9,902
Net increase (decrease) in cash	$2,118	$(49,944)	$52,062

Operating activities

The increase in cash used in operating activities for the six-month period ended June 30, 2017, compared to the six-month period ended June 30, 2016, is due to an increase in general and administrative expenses related to the IPO and an increase in research and development activities for on-going clinical activities.

During the six-month period ended June 30, 2017, operating activities used $12.1 million in cash, primarily resulting from our research and development and general and administrative expenses, as well as cash used for changes in working capital. The significant items accounting for the change in working capital include an increase in accounts payable and accrued liabilities, as well as increases in deferred financing costs and in other current assets.

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During the six-month period ended June 30, 2016, operating activities used $10.0 million in cash, primarily resulting from research and development and general and administrative expenses, as well as cash used for changes in working capital. The significant items accounting for the change in working capital include a decrease in accounts payable and accrued liabilities, an increase in prepaid expenses and a decrease in investment tax credits.

Investing activities

During the six-month period ended June 30, 2017, investing activities provided $4.4 million in cash primarily resulting from the $5.0 million maturity of short-term investments and the $0.4 million interest income received on these investments, net of $1.0 million for the in-licensing of intellectual property. During the six-month period ended June 30, 2016, investing activities used $40.0 million in cash primarily for the acquisition of short-term investments.

Financing activities

During the six-month period ended June 30, 2017, net cash provided by financing activities was $9.9 million resulting from net proceeds received from the issuance of 841,410 shares of our Class C redeemable convertible preferred shares. During the six-month period ended June 30, 2016, we had no net cash provided by financing activities.

Funding Requirements and Planned Operations

To date, we have not generated any revenue from product sales and we do not know when, or if, we will generate any revenue from product sales in the future. We do not expect to generate significant revenue from product sales unless and until we obtain regulatory approval to commercialize our current product candidate or future product candidates. We anticipate that we will continue to generate losses for the foreseeable future, and we expect these losses to increase as we continue the development of, and seek regulatory approvals for, our product candidates, and begin to commercialize any approved products. We are subject to all of the risks incident in the development of new therapeutic products, and we may encounter unforeseen expenses, difficulties, complications, delays and other unknown factors that may adversely affect our business. We expect to incur additional costs associated with operating as a public company.

We believe that our existing cash and short-term investments as of June 30, 2017 will be sufficient to fund our anticipated operating expenses for at least the next twelve months from June 30, 2017, without consideration for the net proceeds of our IPO. However, we will eventually require additional capital for the commercial development related to our existing product candidates and may also need to raise additional funds sooner to pursue other development activities related to additional product candidates.

Until we can generate a sufficient amount of revenue from our products, if ever, we expect to finance future cash needs through public or private equity or debt offerings. Additional capital may not be available on reasonable terms, if at all. If we are unable to raise additional capital in sufficient amounts or on terms acceptable to us, we may have to significantly delay, scale back or discontinue the development or commercialization of one or more of our product candidates. If we raise additional funds through the issuance of additional debt or equity securities, it could result in dilution to our existing stockholders, increased fixed payment obligations and these securities may have rights senior to those of our common shares. If we incur indebtedness, we could become subject to covenants that would restrict our operations and potentially impair our competitiveness, such as limitations on our ability to incur additional debt, limitations on our ability to acquire, sell or license intellectual property rights and other operating restrictions that could adversely impact our ability to conduct our business. Any of these events could significantly harm our business, financial condition and prospects.

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Contractual Obligations and Commitments

The following table summarizes our contractual obligations at June 30, 2017.

	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years	Total
	(in thousands)
Operating lease obligations	598	748	-	-	1,346

On July 2, 2015, we entered into a non-cancelable operating lease that expires on June 30, 2020 for office space at 4150 Sainte-Catherine Street West, Suite 550 in Montreal, Quebec, Canada. On June 6, 2016, we entered into a second non-cancelable operating lease that expires on June 30, 2020 for additional office space at 4150 Sainte-Catherine Street West, suite 450 in Montreal, Quebec. We also lease office space at 275 Grove Street, Suite 2-400 in Newton, Massachusetts under a non-cancelable operating lease that expires on April 30, 2019.

We also have obligations to make future payments to third parties that become due and payable on the achievement of certain development, regulatory and commercial milestones. We have not included these commitments on our statement of financial position or in the table above because the achievement and timing of these milestones is not fixed or determinable. These commitments include:

•	In accordance with an exclusive licensing agreement with Hoffman-La Roche, we are committed to pay Roche (i) a total of $1,000,000 in milestone payments upon the achievement of certain clinical milestones, (ii) up to a total of $11,000,000 in milestone payments upon the achievement of certain regulatory milestones in connection with the three clinical trial programs currently underway with an additional $1,000,000 in milestone payments upon the achievement of certain regulatory milestones in connection with each subsequent indication, if any, and (iii) up to a total of $37,500,000 in milestone payments upon the achievement of certain sales milestones. Future royalty payments in the low teens based on net sales are also stipulated in the licensing agreement. The likelihood and timing of these payments is not known at this time.

•	In accordance with an exclusive licensing agreement with Thomas Jefferson University, we are committed to make a total of $100,000 in milestone payments upon the achievement of certain clinical milestones and a total of $250,000 in milestone payments upon the achievement of certain regulatory milestones, in each case in connection with the first licensed product or licensed process that meets the relevant milestones. Future low single digit royalty payments based on net sales are also stipulated in the licensing agreement. Annual license maintenance royalty payments are also required as per the terms of the licensing agreement. Such maintenance royalty payments are non-refundable, but can be applied to royalties owing on sales per calendar year. The likelihood and timing of these payments is not known at this time.

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•	In accordance with an exclusive licensing agreement with Yamaguchi University, we are committed to make a total of $75,000 in milestone payments upon the achievement of certain clinical milestones and a total of $150,000 in milestone payments upon the achievement of certain regulatory milestones, in each case in connection with the first licensed product that meets the relevant milestones. Future low single digit royalty payments based on net sales are also stipulated in the licensing agreement. We also have a royalty buy-out option pursuant to which we can terminate at any time in our sole discretion upon payment of a certain amount in exchange for our obligation to pay royalties to Yamaguchi University under the license agreement. The likelihood and timing of these payments is not known at this time.

•	In March 2017, we entered into an exclusive licensing agreement with Galderma to obtain access to RARγ agonists and were granted exclusive rights to use these RARγ agonists in non-dermatological indications. In accordance with this agreement with Galderma, we are committed to pay Galderma a total of $2,000,000 in milestone payments upon the achievement of certain clinical milestones and up to a total of $25,500,000 in milestone payments upon the achievement of certain regulatory milestones, in each case in connection with the first product that meets the relevant milestones. Future single digit royalty payments based on net sales are also stipulated in the licensing agreement. The likelihood and timing of these payments is unknown at this time.

We enter into contracts in the normal course of business with CROs for pre-clinical research and clinical studies, research supplies and other services and products for operating purposes. These contracts generally provide for termination on notice, and therefore are cancelable contracts and not included in the table of contractual obligations and commitments.

Our preferred shares are also not considered a contractual obligation or commitment as the preferred shares automatically converted to common shares upon the completion of our IPO.

Quantitative and Qualitative Disclosures about Market Risks

We are exposed to certain financial risks, including the financial risk related to fluctuations of foreign exchange rates. We incur a portion of our expenditures in Canadian dollars and in Euros. A change in the currency exchange rates between the U.S. dollar relative to the Canadian dollar or the Euro could have a significant effect on our results of operations, financial position or cash flows. We do not have in place any tools to manage our foreign exchange risk, other than keeping expected foreign currency cash requirements in the foreign currency to form a natural hedge. We are exposed to currency risk through our cash, sales tax and other receivables and accounts payable and accrued liabilities denominated in Canadian dollars and Euros. Based on our net exposures as at June 30, 2017, and assuming all other variables remain constant, a 10% depreciation or appreciation of the U.S. dollar against the Canadian dollar and the Euro would result in an increase/decrease of less than $0.1 million on the Company’s results of operations.

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Critical accounting judgments and key sources of estimation uncertainty

The management’s discussion and analysis of our financial condition and results of operations are based on our financial statements, which have been prepared in accordance with IFRS as issued by the IASB. The preparation of these financial statements in conformity with IFRS requires us to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of revenues, expenses, assets and liabilities. Actual results could differ from those estimates.

On an ongoing basis, we evaluate our estimates and judgments. We base our estimates on the most probable set of economic conditions and planned course of action, historical experience, known trends and events, and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

While our significant accounting policies are described in more detail in the notes to our financial statements, we believe the following accounting policies to be most critical to the judgments and estimates used in the preparation of our financial statements.

Estimation of accrued expenses

As part of the process of preparing our financial statements, we are required to estimate our accrued expenses. This process involves reviewing open contracts and purchase orders, communicating with our personnel to identify services that have been performed on our behalf and estimating the level of service performed and the associated cost incurred for the service when we have not yet been invoiced or otherwise notified of the actual cost.

The majority of our service providers invoice us in arrears for services performed, on a pre-determined schedule or when contractual milestones are met; however, some require advanced payments. We make estimates of our accrued expenses as of each statement of financial position date in our financial statements based on facts and circumstances known to us at that time. We periodically confirm the accuracy of our estimates with the service providers and make adjustments if necessary.

Examples of estimated accrued research and development expenses include fees paid to:

•	CROs in connection with performing research and development services on our behalf;
•	investigative sites or other providers in connection with clinical trials;
•	vendors in connection with non-clinical development activities;
•	vendors related to product manufacturing, development and distribution of clinical supplies; and
•	various external consultants.

We base our expenses related to clinical trials on our estimates of the services received and efforts expended pursuant to contracts with multiple CROs that conduct and manage non-clinical studies and clinical trials on our behalf. The financial terms of these agreements are subject to negotiation, vary from contract to contract and may result in uneven payment flows. There may be instances in which payments made to our vendors will exceed the level of services provided and result in a prepayment of the clinical expense. Payments under some of these contracts depend on factors such as the successful enrollment of patients and the completion of clinical trial milestones.

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In accruing service fees, we estimate the time period over which services will be performed, enrollment of patients, number of sites activated and the level of effort to be expended in each period. If the actual timing of the performance of services or the level of effort varies from our estimate, we adjust the accrual or prepaid accordingly. Although we do not expect our estimates to be materially different from amounts actually incurred, if our estimates of the status and timing of services performed differs from the actual status and timing of services performed we may report amounts that are too high or too low in any particular period. To date, we have not made any material adjustment to our prior estimates of accrued expenses.

Valuation of the embedded derivative of the preferred shares

As part of assessing whether an instrument is a hybrid financial instrument and contains an embedded derivative, significant judgment is required in evaluating whether the host contract is more akin to debt or equity and whether the embedded derivative is clearly and closely related to the underlying host contract. We concluded that the host instrument of the preferred shares was a debt host due in part to the holder’s right to redeem the instrument at a point in time in the future based only on passage of time. We determined that the conversion option was not closely related to the debt host, and that the conversion option was required to be separated from the host instrument and accounted for as an embedded derivative due to its down-round protection feature. In applying our judgment, we rely primarily on the economic characteristics and risks of the instrument as well as the substance of the contractual arrangement.

The initial fair values of the embedded derivative conversion options and subsequent re-measurement at fair value at each reporting date up to and including December 31, 2016 were determined by using the Monte Carlo simulation model. The Monte Carlo simulation model better reflects non-static inputs, such as the anti-dilution (down-round protection) features of the preferred shares. A Monte Carlo simulation model is a valuation model that relies on random sampling and is often used when modeling systems with a large number of inputs and where there is a significant uncertainty in the future value of inputs and where the movement in inputs can be independent of each other.

Moreover, the use of this valuation model requires highly subjective assumptions. These assumptions are determined as of the measurement date and include the risk-free interest rate, the expected dividend yield, the expected volatility, the timing and amounts of subsequent rounds of financing, the expected timing and probability of exit events, and the underlying value of the company. Assumptions with regards to volatility, subsequent rounds of financing, time to exit and underlying value of the company are particularly important and sensitive, requiring significant judgment by management. Accordingly, any changes in the assumptions used in this model could significantly impact the values recognized as embedded derivative conversion options at inception and on subsequent re- measurement at each reporting date.

The risk-free rate is the rate of return on the U.S. Department of Treasury daily treasury yield curve rates over a period equal to the expected timing of an exit event. The expected dividend yield is nil as we do not expect to pay dividends in the near future. The expected volatility reflects the assumption that the volatility used in estimating the value of the embedded derivative in indicative of future trends, which may not necessarily be the actual outcome. Due to the last of a public market for the trading of our shares and a lack of company specific historical and implied volatility data, we have based our estimate of expected volatility on the historical volatility of a group of similar companies that are publicly traded. For these analyses, we selected companies with comparable characteristics to us, including risk profiles, orphan drugs within their portfolios, positions within the industry and with historical share price information sufficient to meet the expected timing of an exit event.

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The expected timing and amounts of subsequent rounds of financing reflect our best estimate of subsequent rounds of financing based on contracted commitments for subsequent rounds of financing, our financial condition, including cash on hand, and our historical and forecasted performance and cash burn.

The expected timing of exit events are based on our best estimate of possible exit events and their likelihood, considering the progress of our research and development programs, including the status of non-clinical studies and clinical trials of our product candidates, our stage of development and our commercialization and business strategy, our financial condition, including cash on hand, our historical and forecasted performance and operating results, the likelihood of achieving a liquidity event, such as the sale of the company or an IPO given prevailing market conditions, external market conditions affecting the biopharmaceutical industry and trends within the biopharmaceutical industry.

In the absence of a public trading market, the underlying value of our Company was performed using methodologies, approaches and assumptions consistent with the American Institute of Certified Public Accounts Audit and Accounting Practice Aid Series, with the assistance of a third-party specialist, and is subject to estimated based on the valuation techniques selected and an evaluation of the inputs used in creating the valuation. Valuation techniques used include the probability-weighted expected return method and the option-pricing method or a hybrid of both methods. In addition, various objective and subjective factors were also considered, including the prices at which we sold preferred shares and the superior rights and preferences of the preferred shares relative to our common shares, the progress of our research and development programs, our stage of development and our commercialization and business strategy, our financial condition, including cash on hand, our historical and forecasted performance and operating results, the lack of a public market for our common shares and preferred shares, the likelihood of achieving a liquidity event, such as a sale of the company or an IPO given prevailing market conditions, the analysis of IPO’s and the market performance of similar companies in the biopharmaceutical industry, external market conditions affecting the biopharmaceutical industry and trends within the biopharmaceutical industry. There are significant judgments and estimates inherent in these valuations. These judgments and estimates include assumptions regarding our future operating performance, the timing and likelihood of potential liquidity events and the determination of the appropriate valuation methodology at each valuation date. If different assumptions had been made, the fair value of our embedded derivatives and the resulting preferred share liability and accretion expense, as well as the re-measurement of the embedded derivatives could have been materially different.

The fair value of the embedded derivative conversion options at March 31, 2017, and at inception for the Class C convertible redeemable preferred shares, were estimated using a hybrid of the probability-weighted expected return method (PWERM), weighted at 75%, and a Monte Carlo simulation model, weighted at 25%. We integrated a PWERM model into our valuation methodology during the first quarter of 2017 as, we had undertaken tangible steps toward a qualifying IPO and we believed this model to be a more accurate estimation method of the conversion option as a result of the IPO commitments taken.

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The fair value of the embedded derivative conversion options at June 30, 2017 was estimated using a hybrid of the PWERM method, weighted at 95%, and a liquidation scenario, weighted at 5%. The shift in weight towards the PWERM model considers the Company’s progress towards its qualifying IPO at the time. Under the PWERM methodology, the fair value was estimated based upon the future implied equity values using a range of low, medium and high exit multiples. Exit multiples were derived from comparable public company transactions that compared the invested capital (being the aggregate of debt and shares) to the pre-IPO equity values. The estimated implied equity value was discounted back from the estimated time to exit to the valuation date.

Off-balance Sheet Arrangements

We did not have during the periods presented, and we do not currently have, any off-balance sheet arrangements, as defined in the rules and regulations of the SEC.

JOBS Act Transition Period

In April 2012, the Jumpstart Our Business Startups Act of 2012, or the JOBS Act, was enacted. Section 107 of the JOBS Act provides that an “emerging growth company” can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. Thus, an emerging growth company can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have irrevocably elected not to avail ourselves of this extended transition period and, as a result, we will adopt new or revised accounting standards on the relevant dates on which adoption of such standards is required for other public companies.

We are in the process of evaluating the benefits of relying on other exemptions and reduced reporting requirements under the JOBS Act. Subject to certain conditions, as an emerging growth company, we may rely on certain of these exemptions, including without limitation, providing an auditor’s attestation report on our system of internal controls over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act. We would cease to be an emerging growth company upon the earliest of: (1) the last day of the fiscal year in which we have more than $1.07 billion in annual revenue; (2) the date we qualify as a “large accelerated filer,” with at least $700.0 million of equity securities held by non-affiliates; (3) the issuance, in any three-year period, by our Company of more than $1.0 billion in non-convertible debt securities held by non-affiliates; or (4) the last day of the fiscal year ending after the fifth anniversary of our IPO.

Future Accounting Standards

The IASB has issued several new standards and amendments to standards and interpretations that are not yet effective for the six-month period ended June 30, 2017, and although early adoption is permitted, they have not been applied in preparing our interim condensed consolidated financial statements. We are currently evaluating the effect, if any, the following new standards and amendments will have on our financial results.

(i)	Financial Instruments (IFRS 9), effective for annual periods beginning on or after January 1, 2018, replaces the requirements of International Accounting Standard (IAS) 39, Financial Instruments, Recognition and Measurement for classification and measurement of financial assets and liabilities. IFRS 9 introduces a single classification and measurement approach for financial instruments, which is driven by cash flow characteristics and the business model in which an assets is held. This single, principle-based approach replaces existing rule-based requirements and results in a single impairment model being applied to all financial instruments. IFRS 9 also modifies the hedge accounting model to incorporate the risk management practices of an entity. Additional disclosures will also be required under the new standard. Early adoption of IFRS 9 is permitted.

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(ii)	Leases (IFRS 16), effective for annual periods beginning on or after January 1, 2019, provides a comprehensive model for the identification of lease arrangements and their treatment in the financial statements of both lessees and lessors. It supersedes IAS 17, Leases and its associated interpretive guidance. Significant changes were made to lessee accounting with the distinction between operating and finance leases removed and assets and liabilities recognized in respect of all leases (subject to limited exceptions for short-term leases and leases of low value assets). Earlier application of IFRS 16 is permitted for companies that have also adopted IFRS 15, Revenues from Contracts with Customers.

Internal Controls and Procedures

A company’s internal control over financial reporting, or ICFR, is a process designed by, or under the supervision of, a company’s principal executive and principal financial officers, or persons performing similar functions, and effected by a company’s board of directors, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with IFRS. A material weakness is defined as a deficiency, or a combination of deficiencies, in ICFR, such that there is a reasonable possibility that a material misstatement of our financial statements will not be prevented or detected on a timely basis.

The two material weaknesses in ICFR identified as of December 31, 2016 were: (i) the valuation of the embedded derivative and related preferred shares liability accounting, and (ii) lack of segregation of duties due to super-user access and insufficient journal entry review throughout the entire fiscal year. The preferred shares have been converted to common shares at the time of our IPO. Management introduced a new control in the fourth quarter of 2016 related to journal entry review, and in April 2017 Management introduced further controls related to super-user access. We expect that these new controls combined will remediate the material weakness related to segregation of duties. Despite our efforts to remediate existing material weaknesses or due to the existence of other potential material weaknesses, there is a risk that neither we nor our independent registered public accounting firm will be able to conclude within the prescribed timeframe that our ICFR is effective as required by Section 404.

Risk Factors

You should carefully consider the risk factors included in our final prospectus filed with the United States Securities and Exchange Commission on August 2, 2017, in addition to the other information contained in this MD&A and our condensed interim consolidated financial statements and related notes. Any of the risk factors described could adversely affect our business, operating results and financial condition. There have been no significant changes in our risk factors as of the date of this MD&A as compared to the risk factors described in our final prospectus. Additional risks that we currently do not know about or that we currently believe to be immaterial may also materially adversely affect the Company’s business, financial condition and operating results.

Forward-looking statements

This MD&A and other written reports and releases and oral statements made from time to time by the Company contain forward-looking statements. All statements that are not clearly historical in nature are forward-looking, and the words “anticipate”, “believe”, “expect”, “estimate”, “may”, “will”, “could”, “leading”, “intend”, “contemplate”, “shall”, “plan” and similar expressions are generally intended to identify forward-looking statements. All statements that address expectations, possibilities or projections about the future, including without limitation, statements about our strategies for development, sources or adequacy of capital, expenditures and financial results are forward-looking statements.

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All forward-looking statements reflect our beliefs and assumptions based on information available at the time assumptions are made. These forward-looking statements are not based on historical facts, but rather on Management’s expectations regarding future activities, results of operations, performance, future clinical and other expenditures (including the amount, nature and sources of funding thereof), competitive advantages, business prospects and opportunities. By its nature, forward-looking information involves numerous assumptions, inherent risks and uncertainties, both general and specific, known and unknown, that contribute to the possibility that the predictions, forecasts, projections or other forward-looking statements will not occur. Factors which could cause future outcomes to differ materially from those set forth in the forward-looking statements include, but are not limited to, our ability to generate revenue and become profitable; the ability to obtain, on satisfactory terms or at all, the financing required to support operations, development, clinical trials and commercialization of products; the risks related to our heavy reliance on palovarotene, our only current product candidate; the risks of delays and inability to complete clinical trials due to difficulties in enrolling patients; the risks associated with the development of palovarotene and any future product candidate, including the demonstration of efficacy and safety; the risks related to clinical trials including the risk of negative results, potential delays, cost overruns and potential adverse events or unanticipated side effects; the risk of reliance on third-parties for the planning, conduct and monitoring of clinical trials and for the manufacture of clinical drug supplies and drug product; potential changes in regulatory requirements, and delays or negative outcomes from the regulatory approval process; our ability to successfully compete in our targeted markets, including the risk that competing therapies could emerge; the risks related to healthcare reimbursement policies and potential healthcare reform; our heavy dependence on licensed intellectual property, including our ability to source and maintain licenses from third-party owners; our ability to adequately protect proprietary information, trade secrets, and technology from competitors; the risk of patent or other intellectual property related litigation; risks related to changes in patent laws and interpretations; risks relating to our ability to manage the expansion of the size and scope of our Company, including risks associated with international operations; the potential for product liability claims; and our ability to attract, retain and motivate key personnel. The above are further and more fully described under the “Risk Factors” section above.

Although the forward-looking statements are based upon what Management believes to be reasonable assumptions, such statements include various risks and uncertainties and we cannot assure readers that actual results will be consistent with these forward-looking statements.

Any forward-looking statements represent our estimates only as of the date of this MD&A and should not be relied upon as representing our estimates as of any subsequent date. We undertake no obligation to update any forward-looking statements to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of unanticipated events.

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